Uncle's Ice Cream

ANNUAL REPORT

67-106 Kealohanui St. #C-2
Waialua, HI 96791
(808) 238-9021
https://www.unclesicecream.com/

This Annual Report is dated May 12, 2026.

BUSINESS

Uncle's Ice Cream, Inc. ("Uncle's," also referred to as "we," "us," or the "Company") is a wholesale manufacturer of super-premium ice cream sandwiches. We control the process—from crafting our bold, house-made ice creams and cookies, to assembling and packaging—ensuring exceptional quality in every bite. Our team manages much of the logistics and delivery on O'ahu, strengthening customer relationships and ensuring freshness and consistency. Our core retail partners include grocery chains, convenience stores, military commissaries, and popular entertainment and visitor venues. Our customers appreciate the nostalgic joy of an ice cream sandwich elevated with flavor-forward innovation, from Caramelized Banana Chocolate Chip to Hawaiian Coffee and Cookies & Cream. We support our wholesale customers with consumer-facing marketing and regional fan engagement to drive velocity and brand affinity.

Founded by Paul and Barbara Logan in 2013 at a North Shore farmers market on O'ahu, Uncle's quickly evolved from a local favorite into a regional brand. As the wholesale business grew, the Company was incorporated in Wyoming in 2017. In 2020, Uncle's introduced a mini-sized ice cream sandwich, aligning with the food trend toward snackable formats. In 2023, the Company opened a second production facility in Las Vegas, Nevada, strategically chosen for its proximity to high-potential markets and its strong cultural and commercial ties to Hawai'i.

In 2025, our mainland expansion continued to build momentum, supported by our Las Vegas plant which anchors our West Coast strategy. Our Hawai'i facility continues to support local growth, where we now serve over 190 retail locations statewide. On the mainland, we have established a presence in 130 regional locations, including natural and specialty grocery stores such as Whole Foods Market, as well as military commissaries. We continue to operate two established facilities with significant expansion potential:

Hawai'i: We believe capacity could expand to support approximately $2M per year with multiple shifts.

Las Vegas: We believe capacity could expand to support approximately $4M–$5M per year with multiple shifts. In the fiscal year ended December 31, 2025, the Company achieved $1.92M in revenue. From our Hawaiian roots to our mainland expansion, Uncle's continues to grow with integrity, creativity, and a commitment to craft—sharing our version of aloha, one sandwich at a time.

Previous Offerings

Previous Offerings
The following issuances of securities were made in the last three years:
Common Stock (Reg CF — 2022 Offering)
Type: Common Stock
Principal Amount Sold: $1,034,922
Number of Securities Issued: 530,085 shares
Par Value per Share: $0.0001
Issue Date: November 14, 2022
Offering Exemption: Regulation Crowdfunding
Use of Proceeds: Working capital, marketing, distribution & market expansion
Voting Rights: By Proxy to CEO**
Anti-Dilution Rights: None
The Company may issue additional shares of Common Stock which may dilute the Security.
** As fully described in the 2022 Reg CF Offering, each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO") as their voting proxy.
SAFE (Reg D — 2023 Offering)
Type: Simple Agreement for Future Equity (SAFE)*
Face Value: $100,000
Issue Date: November 2023
Offering Exemption: Regulation D, Rule 506(b)
Use of Proceeds: Working capital and operations
Voting Rights: The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights: None
Material Terms: Valuation Cap of $11,176,000
The Company may issue additional SAFEs which may dilute the Security.
* Pursuant to a Pro-Rata Rights Agreement, investors will have the right to purchase their pro rata share of private placements of securities by the Company occurring after a defined Equity Financing.
SAFEs (Reg D — 2024 Offering)
Type: Simple Agreement for Future Equity (SAFEs)
Face Value: $204,300 total
Dates of Issuance: March through October 2024
Offering Exemption: Regulation D, Rule 506(b)
Use of Proceeds: Working capital and operations

Voting Rights: The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights: None
Material Terms: Valuation Cap of $12,900,000; Discount Rate of 80%
The Company may issue additional SAFEs which may dilute the Security.
Convertible Note (Reg D — 2024 Offering)
Type: Convertible Note
Face Value: $100,000
Issue Date: November 6, 2024
Offering Exemption: Regulation D, Rule 506(b)
Use of Proceeds: Working capital and operations
Voting Rights: None prior to conversion
Anti-Dilution Rights: None
Material Terms: 10.00% interest rate; convertible into equity pursuant to a future Reg D equity round or other financing agreement
When converted, this security will dilute existing shareholders, including CF investors.
Fixed Percentage Convertible Equity Agreements (FPCEAs)
Type: Fixed Percentage Convertible Equity Agreements (FPCEAs)
Face Value: $504,380 total
Dates of Issuance: March 2025 through January 2026
Offering Exemption: Regulation D, Rule 506(b)
Use of Proceeds: Working capital and operations
Voting Rights: None prior to conversion
Anti-Dilution Rights: None
Material Terms: Convertible into fixed equity percentages ranging from 0.24% to 33.00%, upon a Qualified Financing $\geq$ $1 million
When converted, these securities will dilute existing shareholders, including CF investors.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Operating Results — 2025 Compared to 2024
Revenues

Revenue for the fiscal year ended December 31, 2025 was $1,923,709, an increase of approximately 1% over $1,904,542 in 2024. Growth was constrained by working capital limitations throughout the year, which at times affected our ability to scale production to meet available demand. Underlying demand for our products in both Hawaiʻi and mainland markets remained solid.

Cost of Goods Sold

Cost of goods sold in 2025 was $1,154,682, or 60.0% of revenue, compared to $1,350,633, or 70.9% of revenue in 2024. The improvement reflects continued gains in production and purchasing efficiency across both facilities.

Gross Margin

Gross profit improved to $769,027, or 40.0% of revenue, compared to $553,909, or 29.1% of revenue in 2024. This improvement represents meaningful progress toward sustainable unit economics.

Operating Expenses

Total operating expenses were $974,196 in 2025 compared to $898,340 in 2024, an increase of approximately 8.5%. Insurance costs increased significantly year over year, and rent and related facility costs also rose. These increases were partially offset by reductions in accounting and professional services fees, bank charges, utilities, and marketing expenditures.

Historical Results and Cash Flows

Net cash used in operations in 2025 was $(424,797), compared to $(248,634) in 2024. The increase reflects substantially higher interest expense on outstanding debt obligations — $181,397 in 2025 compared to $102,398 in 2024 — higher operating expenses year over year, and the working capital constraints noted above.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 26257.

Debt

Debt Schedule as of December 31, 2025
(Unaudited)
Please note: a formatted debt schedule is also included in the Notes to Financial Statements (Note 3 — Debt).
Institutional & Government Debt
First Hawaiian Bank — SBA EIDL Term Loan
Lender / Counterparty: First Hawaiian Bank
Instrument: SBA EIDL Term Loan
Maturity: September 22, 2050
Interest Rate: 3.75%
Balance as of December 31, 2025: $127,905
First Hawaiian Bank — SBA 7(a) Term Loan
Lender / Counterparty: First Hawaiian Bank
Instrument: SBA 7(a) Term Loan

Maturity: September 14, 2029
Interest Rate: 9.75%
Balance as of December 31, 2025: $276,703
First Hawaiian Bank — Variable Rate Business Loan
Lender / Counterparty: First Hawaiian Bank
Instrument: Variable Rate Business Loan
Maturity: June 19, 2026
Interest Rate: 9.00%
Balance as of December 31, 2025: $96,340
First Hawaiian Bank — Vehicle Loans (combined)
Lender / Counterparty: First Hawaiian Bank
Instrument: Vehicle Loans (combined: 2022 Ford Transit and residual on 2021 Sprinter)
Maturity: January 31, 2026
Interest Rate: 5.00%–9.41%
Balance as of December 31, 2025: $17,253
Equipment Financing
CIT Group — ABM Cookie Depositor
Lender / Counterparty: CIT Group / Equipment Financing
Instrument: Equipment Finance — ABM Cookie Depositor
Maturity: August 31, 2025
Interest Rate: 8.70%
Balance as of December 31, 2025: $5,879
CIT Group — Delivery Truck Freezer
Lender / Counterparty: CIT Group / Equipment Financing
Instrument: Equipment Finance — Delivery Truck Freezer
Maturity: December 31, 2026
Interest Rate: 12.54%
Balance as of December 31, 2025: $8,500
CIT Group — Storage Containers
Lender / Counterparty: CIT Group / Equipment Financing
Instrument: Equipment Finance — Storage Containers
Maturity: March 31, 2027
Interest Rate: 12.54%
Balance as of December 31, 2025: $9,279
CIT Group — Freezers
Lender / Counterparty: CIT Group / Equipment Financing
Instrument: Equipment Finance — Freezers
Maturity: February 28, 2027
Interest Rate: 12.54%
Balance as of December 31, 2025: $17,604

CIT Group — 100kW Generator
Lender / Counterparty: CIT Group / Equipment Financing
Instrument: Equipment Finance — 100kW Generator
Maturity: March 27, 2027
Interest Rate: 12.54%
Balance as of December 31, 2025: $26,615
CIT Group — Refrigeration System
Lender / Counterparty: CIT Group / Equipment Financing
Instrument: Equipment Finance — Refrigeration System
Maturity: May 31, 2027
Interest Rate: 12.58%
Balance as of December 31, 2025: $18,261
CIT Group — Retail Display Freezers
Lender / Counterparty: CIT Group / Equipment Financing
Instrument: Equipment Finance — Retail Display Freezers
Maturity: November 30, 2028
Interest Rate: 13.48%
Balance as of December 31, 2025: $14,914
LEAF Capital Funding, LLC — 2017 GMC Van
Lender / Counterparty: LEAF Capital Funding, LLC
Instrument: Equipment Finance — 2017 GMC Van
Maturity: August 31, 2026
Interest Rate: 10.84%
Balance as of December 31, 2025: $14,365
Vehicle Leases
Penske Truck Leasing Co., L.P. — 2022 Ford E350 Cut-A-Way
Lender / Counterparty: Penske Truck Leasing Co., L.P.
Instrument: Vehicle Lease — 2022 Ford E350 Cut-A-Way
Maturity: varied
Interest Rate: —
Balance as of December 31, 2025: $16,980
ASC 842 Operating Lease Liabilities
Facility Operating Leases — Hawai‘i and Las Vegas
Lender / Counterparty: Facility Leases (Hawai‘i and Las Vegas)
Instrument: ROU Operating Lease Liabilities
Maturity: —
Interest Rate: —
Balance as of December 31, 2025: $286,574
Working Capital Facilities
Channel Partners Capital, LLC — Term Loan

Lender / Counterparty: Channel Partners Capital, LLC
Instrument: Term Loan (Fixed-Fee)
Maturity: September 10, 2026
Interest Rate: 24.80%
Balance as of December 31, 2025: $49,078
Related Party / Insider Debt
W. H. Delventhal Revocable Trust — Revolving LOC
Lender / Counterparty: W. H. Delventhal Revocable Trust
Instrument: Revolving Line of Credit — Extended
Maturity: October 27, 2025
Interest Rate: 6.99%
Balance as of December 31, 2025: $119,515
Paul & Barbara Logan — Founder Operating Advances
Lender / Counterparty: Paul & Barbara Logan
Instrument: Founder Operating Advances
Maturity: —
Interest Rate: —
Balance as of December 31, 2025: $43,941
Paul & Barbara Logan — Founder LOC 2023
Lender / Counterparty: Paul & Barbara Logan
Instrument: Founder Line of Credit — 2023
Maturity: August 1, 2026
Interest Rate: 6.00%
Balance as of December 31, 2025: $136,914
Paul & Barbara Logan — Founder LOC 2024 (Kaimanu)
Lender / Counterparty: Paul & Barbara Logan
Instrument: Founder Line of Credit — 2024 (Kaimanu)
Maturity: February 1, 2027
Interest Rate: 6.99%
Balance as of December 31, 2025: $492,914
Total Debt Obligations
Total Debt Obligations as of December 31, 2025: $1,779,535
Total ties to the sum of Current Portion of Long-Term Debt ($293,241) and Long-Term Liabilities ($1,486,294) per the December 31, 2025 balance sheet.
Numbers may not foot due to rounding.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Paul D Logan
Paul D Logan's current primary role is with the Company.
Positions and offices currently held with the Company:
Position: President and Director
Dates of Service: June 2013 – Present
Responsibilities: Operations, Production, Product Development, Distribution, Customer Service, and New Account Development

Name: Barbara J. Logan
Barbara J. Logan's current primary role is with the Company.
Positions and offices currently held with the Company:
Position: Director and Secretary/Treasurer
Dates of Service: June 2013 – Present
Responsibilities: Finance, Accounting, and Administration; Brand, Marketing, and Media Relations; New Account Development
Other business experience in the past three years:
Employer: Lifespan Research Institute
Title: Volunteer Board Member
Dates of Service: January 2009 – Present
Responsibilities: Participate as a board member in ensuring the organization adheres to the law and to its mission and is a good fiduciary of the funds it receives and employs.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Paul D Logan
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 45.94%

Title of class: Common Stock
Stockholder Name: Barbara J Logan
Amount and nature of Beneficial ownership: 3,000,000

Percent of class: 45.94%

RELATED PARTY TRANSACTIONS

Please note: this related party transactions disclosure is also included in the Notes to Financial Statements (Note 6 — Related Party Transactions).

Related Party Transactions
From time to time the Company engages in transactions with related parties. The following reflects related party transactions and outstanding balances as of and for the year ended December 31, 2025:
Hawai'i's Special / North Shore Coffee Roasters
Related Party: Hawai'i's Special / North Shore Coffee Roasters
Relationship to Company: Owned by David Delventhal, Paul Logan's brother
Nature of Transaction: Purchase of coffee beans and ingredients used in manufacturing
Amount / Balance: $2,333
W. H. Delventhal Revocable Trust
Related Party: W. H. Delventhal Revocable Trust
Relationship to Company: Trust owned by members of Paul Logan's family
Nature of Transaction: Lender on revolving line of credit
Amount / Balance: $119,515 (balance)
Paul & Barbara Logan — Founder LOCs and Operating Advances
Related Party: Paul & Barbara Logan
Relationship to Company: Officers, directors, and majority shareholders
Nature of Transaction: Founder lines of credit and operating advances
Amount / Balance: $673,769 (combined balance)
Paul & Barbara Logan — Accrued Compensation and Unreimbursed Expenses
Related Party: Paul & Barbara Logan
Relationship to Company: Officers, directors, and majority shareholders
Nature of Transaction: Accrued compensation and unreimbursed business expenses
Amount / Balance: $62,948 (balance)

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock

Authorized: 10,000,000
Outstanding: 6,530,085
Voting Rights: one vote per one share

Material Rights:
Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically

occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Risk Factors
● Uncertain Risk
An investment in Uncle's involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in our Form C and this Form C-AR. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
● Any valuation at this stage is difficult to assess
The valuation for the 2022 Regulation CF offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.
● The transferability of Common Stock is limited
Pertaining to any securities sold pursuant to Regulation CF, each investor should be aware that although the securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.
In addition, the investor may not transfer the securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.
● Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. If you decide to sell these securities in the future, you may not be able to find a buyer. It is possible that the Company may be acquired at some point. However, that may never happen, or it may happen at a price that results in you losing money on your investment.
● Minority Holder; Securities with Voting Rights
The Common Stock that a CF investor has bought has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company ("CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.
● We may not have enough capital as needed and may be required to raise more capital

We anticipate needing access to funding in order to support our working capital requirements as we grow. Elevated interest rates continue to contribute to a difficult environment for obtaining credit on favorable terms.

● If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action

Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we would choose to cease our business activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our business activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

● Terms of subsequent financings may adversely impact your investment

We may need to engage in common equity, debt, or preferred stock financings in the future, which could reduce the value of your investment in our Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

● We are not subject to Sarbanes-Oxley regulations and lack some of the financial controls and safeguards required of public companies

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

● Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of any equity investment offerings. Depending on the circumstances, we might change our business plans and strategies. We will neither need nor seek the consent of investors to change our plans. Thus, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

● You are trusting that management will make the best decision for the company

You are trusting in management discretion. You have purchased securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

● Our business projections are only projections

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections are based on assumptions which management believes are reasonable.

There can be no assurance that we will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

● Our executive officers, directors and their affiliates will continue to exercise significant influence over our Company, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control

Our executive officers, directors, five percent or greater stockholders and their respective affiliates own, in the aggregate, approximately 91.88% of our common stock.

● Our management may not be able to control costs in an effective or timely manner

The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

● The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. In addition, we are dependent on Barbara Logan and Paul Logan, co-founders of the Company. We do not have long-term employment agreements with Barbara Logan and Paul Logan or any of our key personnel and do not maintain any "key person" life insurance policies. If we are unable to retain key personnel, or attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

● We are reliant on one main type of service

All of our current services are variants on one type of service, manufacturing and distributing ice cream novelties. Our revenues are therefore dependent upon the market for ice cream novelties.

● Our products could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with a sufficient advertising and marketing budget our products will be able to gain traction on the US mainland at a rate similar to what we experience in our original,

Hawai'i, market. It is possible that our products will fail to gain market acceptance in this new region for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

● We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than we do. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not outperform us or that our products will be preferred to any existing or newly developed ones. It should further be assumed that competition will intensify.

● Maintaining, extending and expanding our reputation and brand image are essential to our business success

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brand or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected. Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

● The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products

The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations, and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products. This could compromise our competitive position and adversely impact our business.

● Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

● The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

● Our products are perishable and are dependent on being kept frozen

Our products have a "best by" date which is ten months from the production date. If any retailer has unsold Uncle's products past their "best-by" date, we take the product back, dispose of it, and issue a credit. Historically, this credit has not been material. If any of our product inventory is not kept frozen and has thawed, then the products are disposed of.

● The ice cream sandwich business can be seasonal in nature, and we may experience fluctuations in results of operations and financial condition

We historically have experienced a moderate increase in sales from March through August due to favorable seasonality. Sales of ice cream sandwiches in the US mainland markets can be seasonal and dependent on weather, and we do not yet have historical data to forecast seasonal demand variations. Demand fluctuations could have a material adverse effect on our business, financial condition and results of operations.

● Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan

The following factors, among others, could affect continued market acceptance and profitability of our products:
• the introduction of competitive products;
• changes in consumer preferences among novelty desserts;
• changes in consumer eating habits;
• changes in consumer perception about novelty desserts;
• changes in consumer perception regarding the healthfulness of our products;
• the level and effectiveness of our sales and marketing efforts;
• any unfavorable publicity regarding novelty desserts;
• any unfavorable publicity regarding our brand;
• litigation or threats of litigation with respect to our products;
• the price of our products relative to other competing products;
• price increases resulting from rising raw material, ingredient, labor or other costs;
• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products; and

• new science or research that disputes the healthfulness of our products.

● Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on outside government regulation such as the Food and Drug Administration (FDA), Federal Trade Commission (FTC), Departments of Agriculture, Commerce, and Labor, and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

● One of the potential risks we face in the distribution of our products is liability resulting from counterfeit, faulty, spoiled or tainted ingredients or components in our products

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there were to be serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient to cover our liability or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection. We could also become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image.

● We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, crops or other commodities, and fuel prices. Changes in our input costs could impact our gross margins if we are unable to increase our prices. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations. We use significant quantities of raw materials and food ingredients as well as packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

● The consolidation of retailers could adversely affect us

Retailers, such as supermarkets, in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

● We rely on third-party suppliers and vendors to provide ingredients and services essential to the success of our business

We rely on third parties to provide certain essential business functions for us, including supplying ingredients and packaging, as well as retailing our products. In certain instances, we may rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. We purchase the raw materials used in our ice cream and cookie production processes, including dairy, fruits, nuts, and other ingredients, from a number of domestic and foreign third-party suppliers, and we could face supply shortages in the future. The quantity, quality and price of agricultural products is dependent on many outside factors, including weather conditions, pests, fuel prices, government regulations and legislation affecting agriculture. It is possible that some of these third parties will fail to perform their services or provide us with ingredients or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. Although we believe that alternative suppliers would be available, if we were not able to find another option, a disruption in these key providers' operations could materially and adversely affect our business. It could result in our inability to meet customer demand, damage our reputation and customer relationships, and as a result, your investment could be adversely impacted by our reliance on third parties and their performance.

● We are dependent on distributors for a significant portion of our wholesale operations

We are dependent on distributors for a significant portion of our wholesale operations, including Oʻahu's neighbor islands and our large retail customers on the mainland.

Our utilization of delivery services for shipments would be subject to risks, such as increases in fuel prices, which could increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. While the current number of available distributors on the US mainland provides us with some flexibility, the number of distributors that service the Hawaiian islands from Oʻahu is more limited. In the future, we may from time-to-time change distributors, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from any then-current third-party transportation providers or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

● Substantial disruption to production at our manufacturing facilities could occur

A disruption in production at our production facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations. Such interruptions could cause delays in production and cause us to incur additional expenses, such as charges for expedited deliveries for products that are delayed. Additionally, our customers could cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Moreover, these may not be covered by our business interruption insurance, particularly if such disruptions do not result from damage to our physical property.

● Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our limited business interruption insurance. The potential impact of failing to deliver products on time could increase the cost of our products. Additionally, failure to deliver products could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

● We do not have business interruption insurance

At this time, we do not have any significant business interruption insurance. Any significant disruption of our business operation may adversely affect our business and results of operations.

● Coronavirus-type events, natural disasters, and the unknown future of the economy

We cannot predict every risk. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by management. It is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plan. Investors are encouraged to carefully analyze the risks and merits of our business and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

● Geopolitical instability, tariffs and macroeconomic shifts may disrupt operations or reduce demand

Ongoing political and economic uncertainty — including rising tensions abroad, unexpected tariffs, and inflationary pressures — may affect input prices, shipping costs, or consumer demand. These uncertainties are outside of our control and could impact our financial performance in future periods.

● Operating across multiple states and jurisdictions introduces added compliance risk

Our business now spans several U.S. states with varying local and state regulations. Maintaining compliance across multiple jurisdictions may require increased resources and attention. Regulatory missteps could result in fines or operational disruption.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Uncle's Ice Cream
By /s/ *Paul D Logan*
Title: CEO

By /s/ *Paul D Logan*
Name: Paul D Logan
Title: CEO

By /s/ *Barbara J Logan*
Name: Barbara J Logan
Title: Treasurer

Exhibit A
FINANCIAL STATEMENTS

	Dec 31, 2025	Dec 31, 2024
As of December 31, 2025 and December 31, 2024		
ASSETS		
Current Assets		
Cash and Cash Equivalents	26,257	17,438
Accounts Receivable, Net	115,321	103,350
Inventory	30,022	64,648
Other Current Assets	31,833	4,430
Total Current Assets	**203,433**	**189,866**
Fixed Assets, Net		
Fixed Assets (Gross)	2,177,331	2,213,995
Accumulated Depreciation & Amortization	(1,266,684)	(1,095,876)
Total Fixed Assets, Net	**910,647**	**1,118,119**
Other Assets		
Deposits and Prepayments	-	163,050
Total Other Assets	**-**	**163,050**
TOTAL ASSETS	**1,114,079**	**1,471,036**
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts Payable	132,387	335,923
Short-Term Debt	293,241	772,225
Other Current Liabilities	235,569	155,278
Total Current Liabilities	**661,197**	**1,263,426**
Long-Term Liabilities		
Long-Term Debt	1,486,294	989,236
Total Long-Term Liabilities	**1,486,294**	**989,236**
Stockholders' Equity		
Common Stock	653	653
Additional Paid-In Capital	1,852,390	1,457,357
Retained Earnings (Accumulated Deficit)	(2,885,802)	(2,239,637)
Total Stockholders' Equity	**(1,033,412)**	**(781,627)**
TOTAL LIABILITIES AND EQUITY	**1,114,079**	**1,471,036**

Numbers may not foot due to rounding.

Uncle's Ice Cream — Statement of Operations (Unaudited)
For the Years Ended December 31, 2025 and December 31, 2024

	FY 2025	FY 2024
REVENUE		
Product Sales	1,923,709	1,904,542
Total Revenue	**1,923,709**	**1,904,542**
COST OF GOODS SOLD		
COGS — Materials	522,448	530,662
COGS — Labor	632,234	795,652
Total COGS	**1,154,682**	**1,350,633**
GROSS PROFIT	**769,027**	**553,909**
OPERATING EXPENSES		
Delivery Labor	47,911	29,605
Distribution & Freight	75,431	118,369
Administrative & Executive Payroll	218,713	209,827
Rent and Related	241,586	257,611
Repairs & Maintenance	29,599	20,715
Utilities	111,355	134,752
Accounting	71,071	227,589
Sales & Marketing	67,086	84,944
Insurance	47,091	11,928
G&A — IT & Other	38,687	67,100
Supplies	25,668	32,167
Other		588
Total Operating Expenses	**974,196**	**898,340**
NET OPERATING INCOME	**(205,169)**	**(344,431)**
OTHER INCOME / (EXPENSE)		
Other Income	137	491
Interest Expense	(181,397)	(102,398)
Other Miscellaneous Expense	(1,203)	12,712
Depreciation Expense	(173,478)	(130,247)
Amortization Expense	(21,726)	(11,820)
Legacy Sponsorship Expense	(11,064)	-
Total Other Income / (Expense)	**(388,731)**	**(232,154)**
NET INCOME (LOSS)	**(593,900)**	**(576,585)**

Numbers may not foot due to rounding.

Uncle's Ice Cream — Statement of Cash Flows (Unaudited)

For the Years Ended December 31, 2025 and December 31, 2024

	FY 2025	FY 2024
OPERATING ACTIVITIES		
Net Income (Loss)	(593,900)	(576,585)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and Amortization	170,808	206,009
Change in Accounts Receivable	(12,617)	(14,682)
Change in Inventory	34,626	8,587
Change in Prepaid Expenses and Other Current Assets	(2,807)	(136,995)
Change in Accounts Payable	(180,732)	286,889
Change in Accrued Liabilities and Other Current Liabilities	153,236	(21,856)
Net Cash Used in Operating Activities	**(424,797)**	**(248,634)**
INVESTING ACTIVITIES		
Capital Expenditures	(25,368)	(46,058)
Change in ROU Financing Asset	62,032	-
Net Cash Provided by (Used in) Investing Activities	**36,664**	**(46,058)**
FINANCING ACTIVITIES		
Proceeds from equity and convertible securities	397,301	314,300
Proceeds from founder and related party advances	146,791	-
Repayments of institutional debt	(148,629)	(51,451)
Net Cash Provided by Financing Activities	**395,463**	**262,849**
NET INCREASE (DECREASE) IN CASH	**7,330**	**(31,843)**
Cash — Beginning of Period	18,927	50,932
Cash — End of Period	**26,257**	**19,089**

Numbers may not foot due to rounding.

Uncle's Ice Cream
Statements of Changes in Stockholders' Equity (Deficit)
For the Years Ended December 31, 2024 and 2025
(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance, December 31, 2023 (as filed)	6,530,085	653	1,143,057	(1,645,773)	(502,063)
Issuance of Convertible Securities (SAFEs)	-	-	314,300	-	314,300
Net loss, fiscal year 2024	-	-	-	(576,585)	(576,585)
Balance, December 31, 2024 (as filed)	6,530,085	653	1,457,357	-2,239,637*	-781,627*
Prior period adjustments — see Notes to Financial Statements	-	-	-	**(52,265)**	**(52,265)**
Adjusted balance, January 1, 2025	6,530,085	653	1,457,357	(2,291,902)	(833,892)
Issuance of Convertible Securities (SAFEs and FCPEAs)	-	-	395,033	-	395,033
Net loss, fiscal year 2025	-	-	-	(593,900)	(593,900)
Balance, December 31, 2025	**6,530,085**	**653**	**1,852,390**	**(2,885,802)**	**(1,032,759)**

Numbers may not foot due to rounding.

* The fiscal year 2024 column reflects historical adjustments totaling $17,279 finalized during the Company's 2025 migration to a new accounting system, resulting in a vertical variance from the prior year opening balance. These adjustments are reconciled within the cumulative $52,265 Prior Period Adjustment described in the accompanying notes to the financial statements.

Uncle's Ice Cream
Notes to Financial Statements
For the Year Ended December 31, 2025
(Unaudited)

Note 1 – Nature of Operations

Uncle's Ice Cream, Inc. (the "Company," "we," "us," or "our") was incorporated on August 29, 2017 in the State of Wyoming. The Company's headquarters and primary production facility are located in Waialua, Hawaiʻi. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Uncle's is a wholesale manufacturer of super-premium ice cream sandwiches, producing and distributing its products across Hawaiʻi and the U.S. mainland. The Company operates two production facilities — one on the North Shore of Oʻahu and one in Las Vegas, Nevada — and distributes its products through grocery, convenience, military, and specialty retail channels.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 — Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenues from sales of its ice cream sandwiches when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and the Hawaiʻi state jurisdiction. The Company is subject to U.S. Federal and state income tax examinations by tax authorities for tax returns filed in the past three years. The Company is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with two major financial institutions located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Note 3 – Debt

The Company has the following debt outstanding as of December 31, 2025:

Lender / Counterparty	Instrument	Maturity	Rate	Balance 12/31/25
INSTITUTIONAL & GOVERNMENT DEBT				
First Hawaiian Bank	SBA EIDL Term Loan	9/22/2050	3.75%	$127,905
First Hawaiian Bank	SBA 7(a) Term Loan	9/14/2029	9.75%	$276,703
First Hawaiian Bank	Variable Rate Business Loan	6/19/2026	9.00%	$96,340
First Hawaiian Bank	Vehicle Loans (combined)	1/31/2026	5.00–9.41 %	$17,253
EQUIPMENT FINANCING				
CIT Group / Equipment Financing	Equipment Finance — ABM Cookie Depositor	8/31/2025	8.70%	$5,879
CIT Group / Equipment Financing	Equipment Finance — Delivery Truck Freezer	12/31/2026	12.54%	$8,500
CIT Group / Equipment Financing	Equipment Finance — Storage Containers	3/31/2027	12.54%	$9,279
CIT Group / Equipment Financing	Equipment Finance — Freezers	2/28/2027	12.54%	$17,604
CIT Group / Equipment Financing	Equipment Finance — 100kW Generator	3/27/2027	12.54%	$26,615
CIT Group / Equipment Financing	Equipment Finance — Refrigeration System	5/31/2027	12.58%	$18,261
CIT Group / Equipment Financing	Equipment Finance — Retail Display Freezers	11/30/2028	13.48%	$14,914
LEAF Capital Funding, LLC	Equipment Finance — 2017 GMC Van	8/31/2026	10.84%	$14,365
VEHICLE LEASES				
Penske Truck Leasing Co., L.P.	Vehicle Lease — 2022 Ford E350 Cut-A-Way	varied	—	$16,980
ASC 842 OPERATING LEASE LIABILITIES				
ROU Operating Leases — Waialua HI & Las Vegas NV	Facility Operating Lease Liabilities	varied	—	$286,574
WORKING CAPITAL FACILITIES				
Channel Partners Capital, LLC	Term Loan (Fixed-Fee)	9/10/2026	24.80%	$49,078
RELATED PARTY / INSIDER DEBT				
W. H. Delventhal Revocable Trust	Revolving LOC — Extended	10/27/2025	6.99%	$119,515
Paul & Barbara Logan	Founder Operating Advances	—	—	$43,941
Paul & Barbara Logan	Founder LOC — 2023	8/1/2026	6.00%	$136,914
Paul & Barbara Logan	Founder LOC — 2024 (Kaimanu)	2/1/2027	6.99%	$492,914
TOTAL DEBT OBLIGATIONS				**$1,779,535**

Total ties to the sum of Current Portion / Long-Term Debt ($293,241) and Long-Term Liabilities ($1,486,294) per the December 31, 2025 balance sheet.

Numbers may not foot due to rounding.

Note 4 – Commitments and Contingencies

The Company is not currently involved with, nor knows of, any pending or threatened litigation against the Company or any of its officers.

The Company leases its production and office facilities under non-cancelable operating leases for its Waialua, Hawai‘i location and its Las Vegas, Nevada location. The Company also leases certain vehicles and equipment under operating and financing lease arrangements. Lease obligations are reflected in the Company's debt schedule presented in Note 3 and on the Company's balance sheet in accordance with ASC 842.

The Company has no material capital expenditure commitments contracted but not yet incurred, no unused letters of credit, and no other material commitments outside the ordinary course of business as of December 31, 2025.

Note 5 – Stockholders' Equity

Common Stock

The Company has authorized 10,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2025, the Company has 6,530,085 shares of common stock issued and outstanding.

Prior Period Adjustments

The $52,265 in Prior Period Adjustments represents the cumulative net effect of reclassifications and accounting corrections finalized during the Company's 2025 migration to a new accounting system. This total includes $17,279 in adjustments to 2024 beginning balances, as well as corrections to lease accounting entries for right-of-use assets and liabilities under ASC 842. Management has determined these adjustments do not materially alter the Company's previously reported financial position, and they have been recorded as a one-time adjustment to accumulated deficit to ensure the accuracy of the 2025 records.

Note 6 – Related Party Transactions

From time to time the Company engages in transactions with related parties. The following table reflects related party transactions and outstanding balances as of and for the year ended December 31, 2025:

Related Party	Relationship	Nature of Transaction	Amount / Balance
Hawai‘i's Special / North Shore Coffee Roasters	Owned by David Delventhal, Paul Logan's brother	Purchase of coffee beans and ingredients used in manufacturing	$2,333
W. H. Delventhal Revocable Trust	Trust owned by members of Paul Logan's family	Lender on revolving line of credit	$119,515 (balance)
Paul & Barbara Logan	Officers, directors, and majority shareholders	Founder lines of credit and operating advances (see Note 3)	$673,769 (combined balance)
Paul & Barbara Logan	Officers, directors, and majority shareholders	Accrued compensation and unreimbursed business expenses	$62,948 (balance)

Numbers may not foot due to rounding.

Note 7 – Subsequent Events

The Company has evaluated subsequent events that occurred after December 31, 2025 through the issuance date of these financial statements.

In March 2026, the Company's Waialua, Hawai‘i production facility experienced flooding as a result of a Kona storm system that affected the North Shore of O‘ahu. The event caused operational disruption and inventory loss, and the Company has been actively engaged in recovery efforts since that time. As of the filing date, the financial impact of the event has not been fully quantified.

To management's knowledge, there have been no other events or transactions during this time which could have a material effect on these financial statements.

CEO FINANCIAL CERTIFICATION

Uncle's Ice Cream — Form C-AR for Fiscal Year Ended December 31, 2025

I, **Paul D. Logan**, the **Chief Executive Officer** of **Uncle's Ice Cream**, hereby certify that the financial statements of Uncle's Ice Cream and notes thereto for the periods ending **December 31, 2024** and **December 31, 2025** included in this Form C-AR annual report are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024, the amounts reported on our federal tax return were total income of **$567,112**; taxable income of **$(561,011)**; and total tax of **$0**.

Uncle's Ice Cream has not yet filed its federal tax return for the year 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of **April 30, 2026** (Date of Execution).

_____

Paul D. Logan, Chief Executive Officer

_____

Date